D. Scott Holley phone: (615) 742-7721 fax: (615) 742-2813 e-mail: sholley@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200
July 1, 2011
VIA EDGAR CORRESPONDENCE AND OVERNIGHT COURIER
Mr. Chris Windsor
Special Counsel
United States Securities and Exchange Commission
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Green Bankshares, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 6, 2011 File No. 000-14289
Dear Mr. Windsor:
          On behalf of Green Bankshares, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 6, 2011 (the “Preliminary Proxy Statement”) contained in your letter dated June 14, 2011 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.
          For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company’s response.
Preliminary Proxy Statement on Schedule 14A filed June 6, 2011
General
1.	Please provide us with your legal analysis addressing whether the overall transaction with NAFH changes the nature of your shareholders’ investment such that the transaction involves a “sale” or “offer to sell” for the purpose of Securities Act Section 2(a)(3) and Rule 145. Please cite relevant authority.
bassberry.com

Mr. Chris Windsor
July 1, 2011

RESPONSE: We respectfully submit that no “sale” or “offer to sell” of any securities of the Company for purposes of Section 2(3) of the Securities Act of 1933, as amended (the “Securities Act”) or Rule 145 promulgated thereunder (“Rule 145”) is involved in connection with the transactions described in the Preliminary Proxy Statement (the “Transactions”). This is because, as described in more detail below, following the Transactions the Company’s shareholders (1) will continue to hold their shares, (2) their rights as shareholders will not change and (3) the Transactions do not involve a transfer of assets by the Company, a dissolution of the Company or a distribution of securities to the Company’s shareholders.
Rule 145 generally provides that an “offer”, “offer to sell”, “offer for sale”, or “sale” occurs within the meaning of Section 2(3) of the Securities Act when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security. Rule 145(a) states that an “offer”, “offer to sell”, “offer for sale” or “sale” is deemed to be involved so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions, controlling instruments or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for: (1) a reclassification of securities of such corporation or other person, other than a stock split, reverse stock split, or change in par value, which involves the substitution of a security for another security; (2) a merger or consolidation, or similar plan or acquisition in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any person, unless the sole purpose of the transaction is to change an issuer’s domicile solely within the United States; and (3) certain transfers of assets for securities where there is a subsequent dissolution of the transferor or distribution of such securities to those security holders voting on the transfer of the assets. The Transactions do not ask the Company’s shareholders to undertake a new investment decision by accepting a new or different security in exchange for their shares and furthermore are not transactions described in Rule 145(a).
Rule 145(a)(1). The Transactions do not involve either a substitution of one security for another or a “reclassification” of the type described by Rule 145(a)(1) because the Transactions, including the proposed changes to the Company’s charter described in the Preliminary Proxy Statement, do not change the basic economic rights of the Company’s shareholders.

Mr. Chris Windsor
July 1, 2011

While a “deemed exchange” of one security for another in a reclassification may trigger the application of Rule 145(a)(1), we believe that Staff guidance in the form of no-action letters, as well as court decisions, makes clear that certain changes to a company’s securityholders’ rights do not constitute a sale of a new or different security to a company’s existing shareholders in exchange for their existing securities. See, Leaseco Corp. (October 22, 1982) (where the Staff agreed to take no action in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security); Susquehanna Corp. (June 29, 1979) (where the Staff agreed to take no-action in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest on debt securities constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); and Sheraton Corp. (November 24, 1978) (where the Staff agreed to take no-action in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture). See also Abrahamson v. Fleschner, 568 F.2d 862 (2nd Cir. 1977) (holding that a new security arises only when there is a significant change in the nature of the investment or the investment risks) (emphasis added); Igenito v. Bermec Corp., 376 F. Supp. 1154 (S.D.N.Y. 1974) (holding that a new security arises only when there is a substantial modification of an investment contract creating fresh rights and obligations) (emphasis added); and In re Penn Central Securities Litigation, 347 F. Supp. 1327 (E.D. Pa. 1972), aff’d 494 F.2d 528 (3d. Cir. 1974) (holding that transactions that constitute “internal corporate management” do not rise to the level of a sale).
We believe that the proposed changes to the Company’s amended and restated charter (the “Charter”) that the Company’s shareholders have been asked to vote on in connection with the investment in the Company by NAFH (including, an increase in the number of authorized shares of the Company’s common stock; a reduction in the par value of the Company’s common stock; elimination of the applicability of the Tennessee Control Share Acquisition Act to the Company; and exempting NAFH and its affiliates from the provisions of Section 9 of the Company’s Charter) do not constitute a “significant change” or “substantial modification” of the nature of the investment held by the Company’s shareholders and accordingly should not trigger the registration requirements of Rule 145 on account of there being a “sale” or “offer to sell” of securities of the Company under Section 2(3) of the

Mr. Chris Windsor
July 1, 2011

Securities Act. We further note that the Transactions and proposed changes to the Company’s Charter on which the Company’s shareholders are being asked to vote, involve no change to the voting rights, dividend rights or liquidation rights of the Company’s common shareholders. Further, no new obligations are being imposed on the Company’s shareholders on account of the Transactions or the proposed changes to the Company’s Charter on which the Company’s shareholders are being asked to vote.
Rule 145(a)(2). The Transactions do not involve a merger, consolidation or similar transaction of the type described by Rule 145(a)(2), and the Transactions being voted on by the Company’s shareholders will not result in the Company’s shares being exchanged for securities of any other person.
Pursuant to Rule 145(a)(2), where there is submitted for the vote or consent of security holders of a corporation a plan or agreement for a statutory merger or consolidation, or similar plan or acquisition in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any person, a “sale” of the securities to be issued in exchange for the existing securities is deemed to be involved and those securities must be registered under the Securities Act absent an exemption. According to Release No. 33-5316, the adopting release for Rule 145 (the “Adopting Release”), when Rule 145(a)(2) was adopted, the final rule was revised from the proposed rule to, among other things, add the phrase “held by such security holders” to “clarify that in a transaction of the character described in Rule 145(a), an offer occurs under the rule only as to the security holders who are entitled to vote or consent to the matter and who hold securities which become or will become exchanged for new securities.” Accordingly, we believe it is clear that in order for Rule 145(a)(2) to apply to a merger transaction, the securities being exchanged in the statutory merger must be those of the corporation or other entity whose shareholders are being asked to vote on the merger.
In connection with the investment transaction with NAFH, the Company has submitted to its common shareholders a proposal in which the Company seeks the shareholders’ approval of the proposed merger of the Company’s bank subsidiary, GreenBank, with and into NAFH’s bank subsidiary, NAFH National Bank (the “Bank Merger”). While the Bank Merger involves a statutory merger, the securities to be issued in connection with the Bank Merger are securities of NAFH National Bank, not securities of the Company. We do not believe that the Bank Merger results in any changes to the rights, preferences or obligations of the Company’s security holders, as the Company’s common stock

Mr. Chris Windsor
July 1, 2011

remains outstanding and continues to represent a right to receive the assets of the Company upon dissolution and liquidation. Accordingly, we respectfully advise the Staff that we do not believe that the Bank Merger results in a “sale” or “offer to sell” of the Company’s securities within the meaning of Section 2(3) of the Securities Act.
Rule 145(a)(3). The Transactions do not involve a transfer of assets of the type described by Rule 145(a)(3) because the Bank Merger is not a transfer of assets, and furthermore none of the Company’s shareholders will receive any distribution of securities as consideration for the Bank Merger.
Rule 145(a)(3) applies to transactions in which stock is issued in exchange for assets and, according to the Adopting Release, applies “only if: (1) the matter voted upon provides for dissolution of the corporation receiving the securities; (2) the matter voted upon provides for a pro rata distribution by the corporation receiving the securities; (3) the directors of the corporation receiving the securities adopt resolutions relative to (1) or (2) within one year after the vote; or (4) a subsequent dissolution or distribution is part of a pre-existing plan for distribution.”
We do not believe that the Bank Merger is a transfer of assets under Rule 145(a)(3). The Bank Merger is a merger of GreenBank with and into NAFH National Bank, not the sale of 100% of the outstanding common stock of GreenBank to NAFH. The Company will continue to have an ownership interest in the assets of GreenBank following consummation of the Bank Merger, even if those assets are part of a larger consolidated financial institution.
However, even if the Bank Merger were to be viewed as a sale of assets by the Company, we respectfully submit to the staff that the transaction is not a transfer of assets under Rule 145(a)(3). In order to be a transfer of assets under Rule 145(a)(3), (i) the merger agreement must provide for the dissolution of the Company or the pro rata distribution of the NAFH National Bank common stock to the Company’s common shareholders, (ii) the board of directors of the Company must adopt resolutions providing for the dissolution of the Company or distribution of the NAFH National Bank common stock to the Company’s shareholders within one year following the Company’s shareholders’ vote on the Bank Merger or (iii) the Bank Merger must be part of a pre-existing plan for the distribution of the NAFH National Bank common stock to the Company’s shareholders. None of the events described in clauses (i) through (iii) has occurred and the Company does not anticipate that resolutions described in clause (ii) will be adopted within one year following the vote of the Company’s common shareholders on

Mr. Chris Windsor
July 1, 2011

the Bank Merger.
For the reasons stated above, we respectfully submit to the Staff that no “sale” or “offer to sell” of any securities of the Company for purposes of Section 2(3) of the Securities Act or Rule 145 is involved in connection with the Transactions.
2.	Please provide us with your legal analysis explaining how you concluded the contingent value rights are not securities that need to be registered under the Securities Act, and address any potential exemptions. Also discuss the implications, if any, of Rule 145. Please cite relevant authority.
RESPONSE: For the reasons described below, we believe that the contingent value rights (“CVRs”) to be issued to the existing shareholders of the Company as of a pre-determined date prior to the closing date are not securities under Section 2(1) of the Securities Act that need to be registered under the Securities Act because the terms of the CVRs are consistent with the terms of other deferred payment rights that the Staff has not required to be registered under the Securities Act in no-action letters previously issued by the Staff.
In connection with the sale of shares of the Company’s common stock to NAFH, the Investment Agreement contemplates that each shareholder of the Company as of a pre-existing date prior to the closing date will receive one CVR for each share owned by such shareholder. The CVRs are expected to have a maturity date of five years following the closing date (the “Maturity Date”), and each CVR is expected to entitle a holder of a CVR to a cash payment within 60 days following the Maturity Date of up to a maximum of $0.75 per CVR based on the amount of credit losses (i.e., net charge-offs) with respect to loans outstanding as of May 5, 2011, the date the Investment Agreement was executed.
Based on the provisions set forth in the term sheet attached as an exhibit to the Investment Agreement (which we expect will be reflected in the final Contingent Value Rights Agreement), we note the following with respect to the CVRs:

Mr. Chris Windsor
July 1, 2011

     (i) The CVRs are an integral part of the transaction. The Board of Directors of the Company specifically negotiated for the CVRs as a means to provide the Company’s existing shareholders with cash consideration in the event that the losses in the Company’s loan portfolio are less than those believed by NAFH to be embedded in the portfolio as of the date the Investment Agreement was executed.
     (ii) The payment of the CVRs is not contingent on the overall performance of the Company but rather is contingent solely on the dollar value of loans charged off between May 5, 2011, the date the Investment Agreement was executed, and the Maturity Date. As such, the payment of the CVRs will not depend on the general operating results of the Company.
     (iii) The CVRs do not represent any type of ownership interest in the Company. The CVRs represent only the right to receive a cash payment contingent on the performance of a specific portfolio of loans over an agreed upon period of time. The holders of CVRs have extremely limited voting rights (the CVRs permit voting only on modifications to the terms of the CVRs that are adverse to the holders) and are not entitled to dividends. In addition, the CVRs will not accrue interest.
     (iv) The CVRs are not transferable except by will or the laws of descent or distribution.
     (v) The CVRs are not represented by a certificate or other instrument.
The Staff has repeatedly taken the position in numerous no-action letters that deferred payment rights such as CVRs with the features described above are not securities under the Securities Act.
For example, in Minnesota Mining and Manufacturing Company (“3M”) (October 13, 1988), the Staff took the position that contingent payment shares offered by 3M to the shareholders of a corporation as partial consideration for the shares 3M was acquiring in connection with a proposed merger would not need to be registered under the Securities Act. In arriving at this conclusion, the Staff relied on the following: (i) the contingent payment shares were an integral part of the consideration to be received by the target shareholders in connection with the proposed merger; (ii) the holders of the contingent payment shares would not have any rights common to stockholders such as voting and dividend rights, nor would the contingent payment shares bear a stated rate of interest; (iii) the contingent payment shares would not be transferable except by

Mr. Chris Windsor
July 1, 2011

operation of law; and (iv) the contingent payment shares would not be represented by any form of certificate or instrument.
Similarly, in Slater Development Corporation (“Slater”) (May 9, 1988), the Staff found that deferred cash consideration rights issued in connection with a merger were not securities. The Staff relied on factors similar to those cited in 3M, as well as the fact that any amount ultimately paid to the Slater shareholders pursuant to the deferred cash consideration rights did not depend upon the operating results of the company.
The Staff has repeatedly restated the principles and criteria articulated in the Slater and 3M no-action letters with respect to deferred payment rights similar to the CVRs in various no-action requests. See, e.g., Marriot Residence Inn II Limited Partnership (May 8, 2002), Marriot Residence Inn Limited Partnership (February 20, 2002), Quanex Corporation (July 28, 1989), Genentech Clinical Partners III (April 28, 1989), First Boston, Inc. (November 30, 1988) and Essex Communications Corp. (February 29, 1988).
Because the CVRs fulfill the criteria set forth in the precedent cited above, we respectfully submit that the CVRs are not securities within the meaning of the Securities Act. Accordingly, we respectfully submit that registration of the CVRs under the Securities Act is not required, and that as a result Rule 145 is inapplicable to the CVRs.
3.	Please provide us with any briefing materials, including financial projections, that have been provided by one party to the other. Revise the proxy to include any material nonpublic information provided by Green Bankshares to NAFH.
RESPONSE: The Company has informed us that it provided ordinary and customary due diligence information to NAFH in connection with NAFH’s consideration of a possible investment in the Company. This information was provided pursuant to the terms of a non-disclosure agreement between the Company and NAFH. According to the Company, this due diligence information included legal, financial and accounting information, including independent loan review analysis of GreenBank’s loan portfolio. The Company has advised us that it also provided NAFH with the Company’s management-prepared 2011 financial plan which has been approved by the Company’s board of directors (the “Financial Plan”). The Financial Plan, the Company has advised us, included high level projections of the Company’s budgeted financial condition at December 31, 2011 and budgeted results of operations for the fiscal year ending December 31, 2011 (the “2011

Mr. Chris Windsor
July 1, 2011

Financial Projections”). The Company has provided the 2011 Financial Projections, which it believes to be the only “briefing materials” provided by it to NAFH, to the Staff on a supplemental and confidential basis for which the Company has requested confidential treatment pursuant to Rule 83 of the Commission’s Rules and Regulations. NAFH did not provide any “briefing materials” to the Company.
The Company has included in the revised version of the Preliminary Proxy Statement filed with the Commission today, those financial projections included in the 2011 Financial Projections provided to NAFH that the Company believes to be material. The Company has informed us that it believes that the revised draft of the Preliminary Proxy Statement includes all material, nonpublic information provided to NAFH.
4.	Please revise to update the financial statements in accordance with Rule 3-12 of Regulation S-X.
RESPONSE: The Company has revised the preliminary proxy statement to include the financial statements of NAFH as of and for the quarter ended March 31, 2011.
5.	We note that the board recommends voting in favor of each proposal. Please revise to discuss in greater detail, where appropriate, how the board concluded that this transaction is in the best interest of the company’s shareholders. Discuss, among other things, the board’s consideration given to: (a) the discount of the purchase price to market and book value, (b) the dilution to shareholders, and (c) the profitability of NAFH Bank.
RESPONSE: The Company has revised the section of the Preliminary Proxy Statement titled “Reasons for this Proposal” within “Proposal 1 — Approval of the Issuance of Shares of Common Stock under the Investment Agreement” in accordance with the Staff’s comment. Additionally, the Company has revised the Preliminary Proxy Statement to include a section titled “Recommendations of the Company’s Board of Directors” within “Proposal 1 — Approval of the Issuance of Shares of Common Stock Under the Investment Agreement” in accordance with the Staff’s comment.
Cover Page
6.	Revise to disclose the terms of the contingent value right, including the maturity date, the settlement obligation at maturity and the stipulated amount. We note the disclosure in Exhibit A of Appendix A. Please also provide examples of the settlement obligation assuming various credit losses. Also, disclose the total amount of credit losses experienced over

Mr. Chris Windsor
July 1, 2011

the last five years and provide any information that would help shareholders determine the likelihood of receiving a cash payment upon maturity of the CVR.
RESPONSE: The Company has revised the section of the Preliminary Proxy Statement titled “Overview” beginning on page 2 of the Preliminary Proxy Statement in accordance with the Staff’s comment.
Proposal 6 — Approval of the Merger ..., page 20
7.	Please revise to disclose whether Green Bankshares’ board of directors obtained a fairness opinion from a financial adviser addressing whether the consideration offered by NAFH is fair, from a financial point of view, to shareholders. If an opinion was not obtained, discuss how the board determined that it should recommend to shareholders that they vote to approve the transactions.
RESPONSE: The Company has revised the Preliminary Proxy Statement to disclose that the Company did not receive a fairness opinion from its financial advisor regarding whether the consideration offered by NAFH in the Bank Merger was fair, from a financial point of view, to GreenBank’s shareholder or the Company’s shareholders. The Company has revised the Preliminary Proxy Statement to discuss how the Company’s Board of Directors determined that it should recommend to the shareholders that they approve the Bank Merger.
Business of NAFH, page 21
8.	We note the disclosure on page 22 regarding the putative class action lawsuits relating to the investment agreement. Please provide us with copies of the complaints. Please also include a separate heading for this information. We note the disclosure beginning on F-19. Note that we may have additional comments after reviewing these complaints.
RESPONSE: The Company has provided to the Staff on a supplemental basis copies of each of the original complaints referenced in the Preliminary Proxy Statement. The Company further informs the Staff that, following the Company’s filing of the Preliminary Proxy Statement, a separate putative class action lawsuit was filed against the Company, the Company’s directors and NAFH in the United States District Court for the Eastern District of Tennessee. The Company has

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July 1, 2011

revised the Preliminary Proxy Statement to disclose this additional class action lawsuit and has provided to the Staff on a supplemental basis a copy of this new complaint.
Unaudited Historical and Pro Forma Comparative Per Share Data, page 23
9.	Revise this section to clarify, if true, that the pro-forma book value per share of current Green Bankshares shareholders in the resulting corporation is represented by the third column.
RESPONSE: The Company has revised the Preliminary Proxy Statement in accordance with the Staff’s comment.
In providing the above responses to the Staff’s comments, and in response to the Staff’s request, we have been authorized to, and hereby acknowledge on behalf of the Company that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing, and the revisions to the Preliminary Proxy Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (615) 742-7721 or by email at sholley@bassberry.com. As the Company would like to distribute a definitive proxy statement to the Company’s shareholders as soon as possible, we would appreciate your prompt attention to this matter.

Sincerely,
/s/ D. Scott Holley
DSH:cn
cc:	Matt McNair, Securities and Exchange Commission Michael J. Fowler, Green Bankshares, Inc.